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                                                                    EXHIBIT 4.73

                                SHARE OPTION PLAN

                                OPTION COMMITMENT
                                   (EMPLOYEE)

Notice is hereby given that, effective this 21st day of March, 2006 (the "Effective Date") Pine Valley Mining Corporation (the "Company") has granted to ______ (the "Service Provider"), an Option to acquire ______ Common Shares ("Optioned Shares") up to 5:00 p.m. Vancouver Time on the 21st day of March, 2011 (the "Expiry Date") at a Exercise Price of CDN$1.74 per share.

At the date of grant of the Option, the Company's Common Shares are listed for trading on the TSX.

Optioned Shares will vest and may be exercised as follows:

(a)

(b)

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Amended & Restated Share Option Plan dated for reference September 30, 2005, the terms and conditions of which are hereby incorporated herein. The Company will provide you with a copy of the Company's Amended & Restated Share Option Plan upon your request.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide employee of the Company, entitled to receive Options under Exchange Policies (as such term is defined in the Plan).

PINE VALLEY MINING CORPORATION




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Authorized Signatory